Exhibit 99.1

RYB Education, Inc. Reports Fourth Quarter and Full Year 2018 Financial Results

BEIJING, March 20, 2019 /PRNewswire/ — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Operational and Financial Summary

•    Number of students enrolled at RYB directly operated kindergartens was 23,627 as of December 31, 2018, compared with 21,684 as of December 31, 2017.

•     Net revenues increased by 15.2% to $45.0 million, compared with $39.1 million for the fourth quarter of 2017.

•     Gross profit was $7.9 million, compared with $7.5 million for the fourth quarter of 2017.

•    Net income attributable to ordinary shareholders of RYB for the fourth quarter of 2018 was $0.6 million, compared with $0.2 million for the fourth quarter of 2017. Adjusted net income attributable to ordinary shareholders[1] of RYB for the fourth quarter of 2018 was $1.1 million, compared with $1.9 million for the fourth quarter of 2017.

•    Cash used in operating activities was $9.5 million in the fourth quarter of 2018, compared with $15.0 million of outflow for the fourth quarter of 2017.

Full Year 2018 Financial Summary

•     Net revenues were $156.5 million, compared with $140.8 million for 2017.

•     Gross profit was $25.6 million, compared with $29.5 million for 2017.

•    Net loss attributable to ordinary shareholders of RYB for 2018 was $1.8 million, compared with net income attributable to ordinary shareholders of RYB of $7.1 million for 2017. Adjusted net income attributable to ordinary shareholders of RYB for 2018 was $5.1 million, compared with $11.1 million for 2017.

Subsequent Events

•    On February 5, 2019, the Company announced that it had entered into a definitive agreement to acquire approximately 70% of a leading Singapore-based private childhood education group for approximately RMB125 million in cash, which is equivalent to $18.6 million. Concurrently, the Company intends to change its name from RYB Education to GEH Education to better reflect its growing platform of multiple brands, products and services in multiple markets and geographies while maintaining the “RYB” brand as one of its key brands for kindergartens and play-and-learn services offerings. This name change will be subject to further approval by the shareholders at the Company’s next shareholders’ meeting.

“In many respects, 2018 was a challenging year, but our fourth quarter results demonstrated the early benefits of our decisive steps to stabilize our business with a razor-sharp focus on security and safety of our children and our unrelenting pursuit of higher quality educational services,” said Ms. Yanlai Shi, Co-founder, Director and Chief Executive Officer of RYB. “With a multitude of policies related to the kindergarten and private education industry released in 2018, we supported such policies and took decisive steps, at times proactively, to adjust our kindergarten operations according to those requirements to achieve greater social benefits. Additionally, we have also taken measures to expand our product and service offerings to provide a more comprehensive assortment of early childhood education services including play-and-learn services for parents to bond better with their children; kindergarten-related curriculum, content, training, management and other advisory services; and other newly developed products and services. All of these position us well for diversified long-term growth.”

“As we look to 2019, we will continue to work with the government to support policies related to early childhood education. We remain fully committed to the government initiatives aimed at making kindergarten services affordable and broadly accessible while keeping the quality of education and the safety and security of students as priority,” Ms. Shi continued. “It is through this cooperation that we will be well positioned to evolve our diversified offering to continue to nurture and inspire each child to realize his or her full potential. We firmly believe in the value of our differentiated, high-quality early childhood education services and the familial and societal benefit they bring, including shareholder value.”

Ms. Ping Wei, Chief Financial Officer of RYB added, “We concluded 2018 with steady growth in the fourth quarter with net revenues increasing 15.2% to $45.0 million, year-over-year. Net revenues exceeded our expectations, and we returned to profitability in the fourth quarter on the non-GAAP basis. Our results were driven by steady enrollment growth, increase in average student payments in our directly operated kindergartens and more products sold in the quarter.”

“As we enter 2019, in alignment with the evolving regulatory environment, our objective is to strike a balance between growth and profitability as well as between focus and diversification. While policy-related adjustments to some of our directly operated kindergartens could negatively impact our near-term margin, we remain committed to investing in differentiated premium-quality kindergarten services for our children, as we believe such investments will pay off in the long term. In addition, our recent investments to diversify revenue streams, both through the development of new products and services and through our strategic acquisitions to expand our geographic reach, will help generate additional revenue and eventually profitability. All initiatives position us well for the future,” Ms. Wei concluded. “Our balance sheet remains strong, and we intend to implement cost management initiatives to maintain healthy profitability as we leverage our well-diversified network to deliver solid returns to our shareholders over the long run.”

Fourth quarter 2018 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2018 increased by 15.2% to $45.0 million, from $39.1 million for the same quarter of 2017.

Service revenues for the fourth quarter of 2018 increased by 10.7% to $38.5 million, from $34.8 million for the same quarter of 2017. The increase was primarily due to an increase in the number of students enrolled in the Company’s directly operated kindergartens and increased tuition fees due to a student-mix shift. The increase was partially offset by the decrease in franchise services revenue related to the pausing of the kindergarten franchise program, a temporary suspension of the Company’s play-and-learn franchise expansion during the first half of 2018 as well as lower revenue generated from existing franchisees due to a one-off fee reduction for part of 2018, all of which affected revenue in the quarter.

Product revenues for the fourth quarter of 2018 increased by 51.9% to $6.5 million, from $4.3 million for the same quarter of 2017. The increase was primarily due to the delivery of products related to new courses offered to the Company’s franchisees and an increase in the amount of merchandise sold through the Company’s franchise network.

Cost of Revenues

Cost of revenues for the fourth quarter of 2018 was $37.1 million, a 17.5% increase from $31.6 million for the same quarter of 2017. Cost of revenues for services for the fourth quarter of 2018 was $33.6 million, compared with $29.3 million for the same quarter of 2017. The increase was primarily due to a planned increase in staff compensation at the Company’s directly operated kindergartens and higher operating cost, such as rental and material consumption as the Company continued to moderately expand its kindergarten facilities network. Cost of products revenues for the fourth quarter of 2018 was $3.5 million, compared with $2.3 million for the same quarter of 2017. The increase was generally in line with the increase in products revenue.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2018 increased by 5.7% to $7.9 million, compared with $7.5 million for the same quarter of 2017.

Gross margin for the fourth quarter of 2018 was 17.6%, compared with 19.1% for the same quarter last year. The decrease in gross margin was primarily due to decreased franchise fee revenue and the increase in staff compensation and operating costs at directly operated kindergartens.

Operating Expenses

Total operating expenses for the fourth quarter of 2018 were $8.0 million, comparable with $7.6 million for the same quarter of 2017. Excluding share-based compensation expenses, operating expenses were $6.8 million, an increase of 13.3% from $6.0 million for the fourth quarter of 2017.

Selling expenses for the fourth quarter of 2018 were $0.7 million, compared with $0.5 million for the same quarter of 2017.

General and administrative (“G&A”) expenses for the fourth quarter of 2018 were $7.3 million, a 3.3% increase from $7.1 million for the same quarter of 2017. Excluding share-based compensation expenses, G&A expenses were $6.1 million for the fourth quarter of 2018, as compared with $5.5 million for the same quarter of 2017. The share-based compensation expenses included in G&A expenses were $1.2 million for the fourth quarter of 2018.

Operating Income/loss

Operating loss for the fourth quarter of 2018 was $0.1 million, compared with $0.2 million for the same quarter last year. Adjusted operating income[2] was $1.1 million for the fourth quarter of 2018, compared with $1.5 million for the same quarter of 2017.

Net Income/loss

Net income attributable to ordinary shareholders of RYB for the fourth quarter of 2018 was $0.6 million, compared with $0.2 million for the same quarter of 2017. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of $1.2 million of share-based compensation expense and $0.7 million decrease in redeemable non-controlling interests for the fourth quarter of 2018, was $1.1 million, compared with $1.9 million for the same quarter of 2017.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the fourth quarter of 2018 were both $0.02, compared to basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.01, for the same quarter of 2017. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders[3] of RYB for the fourth quarter of 2018 were $0.04 and $0.03, respectively, compared with $0.06 and $0.06 for the same quarter of 2017.

EBITDA[4] for the fourth quarter of 2018 was $4.3 million, compared with $2.3 million for the same period of 2017. Adjusted EBITDA[5] for the fourth quarter of 2018 was $5.5 million, compared with $3.9 million for the same quarter of 2017.

Operating Cash Flow

Cash used in operating activities was $9.5 million during the fourth quarter of 2018, compared with $15.0 million of outflow from operating activities during the fourth quarter of 2017. The decrease in cash outflow was primarily due to the pay-out of IPO related disbursements and one-off refunds to contracted and potential franchisees in the same period of 2017.

Full Year of 2018 Financial Results

Net Revenues

Net revenues for the full year of 2018 were $156.5 million, compared with $140.8 million for 2017.

Services revenues for the full year of 2018 were $139.2 million, compared with $122.9 million for 2017. The increase was mainly related to the increase in kindergarten revenue as the number of students enrolled increased. Franchise services revenue remained stable as revenue increased due to the recognition of initial franchise fee revenue over the service period as the Company adopted Topic 606 “Revenue from Contracts with Customers” (ASC 606) applying the modified retrospective method to franchise contracts not completed as of January 1, 2018. This increase was offset by reduced revenue due to the pausing of the kindergarten franchise program, the temporary suspension of play-and-learn franchise expansion during the first half of 2018 as well as lower revenue generated from existing franchisees related to a one-off fee reduction at the beginning of 2018.

Products revenues for the full year of 2018 were $17.3 million, compared with $17.9 million for 2017.

Cost of Revenues

Cost of revenues for the full year of 2018 was $130.9 million, compared with $111.3 million for 2017. Cost of services revenues for the full year of 2018 was $121.5 million, compared with $101.5 million for 2017. The increase was primarily due to a planned increase in staff compensation at the Company’s directly operated kindergartens and higher operating cost, such as rental and material consumption as the Company continued to moderately expand its kindergarten facilities network. Cost of products revenues for the full year of 2018 was $9.3 million, compared with $9.8 million for 2017.

Gross Profit and Gross Margin

Gross profit for the full year of 2018 was $25.6 million, compared with $29.5 million for 2017.

Gross margin for the full year of 2018 was 16.4%, compared with 21.0% for 2017.

Operating Expenses

Total operating expenses for the full year of 2018 were $28.7 million, compared with $20.2 million for 2017. Excluding share-based compensation expenses, operating expenses were $22.1 million, compared with $16.3 million for 2017.

Selling expenses were $2.2 million for the full year of 2018, compared with $1.8 million for 2017.

G&A expenses for the full year of 2018 were $26.4 million, compared with $18.4 million for 2017. Excluding share-based compensation expenses, G&A expenses were $19.9 million for the full year of 2018, a 36.3% increase from $14.6 million for 2017. The increase in G&A expenses excluding share-based compensation expenses was primarily due to higher payroll expenses and additional expenses incurred in professional service fees.

Operating Income/loss

Operating loss for the full year of 2018 was $3.0 million, compared to operating income of $9.3 million for 2017. Adjusted operating income for 2018 was $3.7 million, compared with $13.3 million for 2017.

Net Income/loss

Net loss attributable to ordinary shareholders of RYB for the full year of 2018 was $1.8 million, compared to net income attributable to ordinary shareholders of RYB of $7.1 million for 2017. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of share-based compensation expenses and accretion of redeemable non-controlling interests, for the full year of 2018 was $5.1 million, compared with $11.1 million for 2017.

Basic and diluted net losses per ADS attributable to ordinary shareholders of RYB for the full year of 2018 were both $0.06 compared to basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.29 and $0.27, respectively, for 2017. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB for the full year of 2018 were $0.18 and $0.16, respectively, compared with $0.45 and $0.42, respectively, for 2017.

EBITDA for the full year of 2018 was $8.8 million, compared with $16.5 million for 2017. Adjusted EBITDA for 2018 was $15.6 million, compared with $20.4 million for 2017.

Balance Sheet

As of December 31, 2018, the Company had total cash and cash equivalents of $104.1 million, compared with $158.7 million as of December 31, 2017. The decrease in cash balance was primarily driven by acquisition related payments of $41.5 million, capital expenditures of $11.5 million.

Outlook

For the first quarter of 2019, the Company’s management currently expects:

• Net revenues to be between $33.0 million and $34.5 million, representing a year-over-year increase of approximately 15.0% to 20.0%.

For the full year of 2019, the Company’s management currently expects:

• Net revenues to be between $180.5 million and $191.5 million, representing a year-over-year increase of approximately 15.0% to 22.0%.

The above outlook is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions, customer demand and foreign exchange environment, which are all subject to change.  The above outlook excludes revenue consideration of the Company’s pending acquisition of a leading Singapore-based private childhood education group, as announced February 5, 2019.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, March 21, 2019 (8:00 p.m. Beijing Time on March 21, 2019) to discuss financial results and answer questions from investor and analysts. Listeners may access the call by dialing:

United States (toll free):	1-888-317-6003
International:	1-412-317-6061
China (toll free):	400-120-6115
Hong Kong (toll free):	800-963-976
Participants Elite Entry Number:	5356184

Participants should dial-in at least 10-15 minutes before the scheduled start time and ask to be connected to the RYB Education, Inc. conference call.

A telephone replay will be available approximately one hour after the call until March 28, 2019 by dialing:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10129617

Additionally, a live and archived webcast of the conference call will be available at http://ir.rybbaby.com.

About RYB Education, Inc.

Founded on the core values of “Care” and “Responsibility”, “Inspire” and “Innovate,” RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide high-quality, individualized and age-appropriate care and education to nurture and inspire each child for his or her betterment in life. During its two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization, interest expenses, and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as  net income attributable to ordinary shareholders excluding share-based compensation expenses and accretion of redeemable non-controlling interests; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and accretion of redeemable non-controlling interests.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical Adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early childhood education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
RYB Education, Inc.
|Investor Relations
Tel: 86-10-8767-5752
E-mail:  ir@rybbaby.com

The Piacente Group, Inc.
Ross Warner
Tel: +86 (10) 5730-6200
E-mail: ryb@tpg-ir.com

In the United States:
The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: ryb@tpg-ir.com

[1]              Adjusted net income (loss) attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income (loss) attributable to ordinary shareholders excluding share-based compensation expenses and accretion of redeemable non-controlling interests.

[2]              Adjusted operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses.

[3]              Adjusted basic and diluted net income per ADS attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses and accretion of redeemable non-controlling interest.

[4]              EBITDA is defined as net income excluding depreciation, amortization and income tax expenses.

[5]              Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	December 31, 2018	December 31, 2017
Current assets:
Cash and cash equivalents	104,084	158,691
Accounts receivable, net	876	901
Inventories	4,811	3,549
Prepaid expenses and other current assets	16,758	9,541
Amounts due from related parties	—	126
Total current assets	126,529	172,808

Non-current assets:
Restricted cash	746	543
Property, plant and equipment, net	45,896	40,163
Acquired intangible assets	4,491	—
Goodwill	25,096	428
Long-term investments	4,369	256
Deferred tax assets	16,195	12,430
Available-for-sale security	436	—
Other non-current assets	4,027	3,110
Loan receivables	15,670	—
Total assets	243,455	229,738

Liabilities
Current liabilities:
Prepayments from customers, current portion(including prepayments from customers of the consolidated VIEs without recourse to the Group of $6,647 and $11,962 as of December 31, 2018 and 2017, respectively)	6,647	11,968
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Group of $54,443 and $48,123 as of December 31, 2018 and 2017, respectively)	60,429	51,854
Income taxes payable(including income taxes payable of the consolidated VIEs without recourse to the Group of $11,298 and $10,125 as of December 31, 2018 and 2017, respectively)	11,685	10,534
Deferred revenue, current portion(including deferred revenue of the consolidated VIEs without recourse to the Group of $29,578 and $22,327 as of December 31, 2018 and 2017, respectively)	29,578	22,666
Total current liabilities	108,339	97,022

Non-current liabilities:
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIEs without recourse to the Group of $3,582 and $8,542 as of December 31, 2018 and 2017, respectively)	3,582	8,542
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIEs without recourse to the Group of $5,567 and $8,505 as of December 31, 2018 and 2017, respectively)	6,915	10,396
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Group of $8,541 and $8,484 as of December 31, 2018 and 2017, respectively)	8,541	8,484
Deferred income tax liabilities(including deferred income tax liabilities of the consolidated VIEs without recourse to the Group of $1,110 and nil as of December 31, 2018 and 2017, respectively)	1,110	—
Total liabilities	128,487	124,444

Mezzanine equity	1,628	—
Redeemable non-controlling interests

Equity
Ordinary shares	29	29
Additional paid-in capital	135,881	129,134
Statutory reserve	3,362	2,678
Accumulated other comprehensive income	(122)	783
Accumulated deficit	(30,421)	(28,879)
Total RYB Education, Inc. shareholders’ equity	108,729	103,745
Non-controlling interest	4,611	1,549
Total equity	113,340	105,294
Total liabilities, mezzanine equity and total equity	243,455	229,738

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Net revenues:
Services	38,463	34,755	139,216	122,869
Products	6,541	4,306	17,282	17,934
Total net revenues	45,004	39,061	156,498	140,803

Cost of revenues:
Services	33,573	29,292	121,549	101,522
Products	3,531	2,292	9,315	9,755
Total cost of revenues	37,104	31,584	130,864	111,277
Gross profit	7,900	7,477	25,634	29,526

Operating expenses
Selling Expenses	696	536	2,233	1,774
General and administrative	7,338	7,106	26,428	18,418
Total operating expenses	8,034	7,642	28,661	20,192

Operating income/(loss)	(134)	(165)	(3,027)	9,334
Interest income	644	435	2,147	563
Government subsidy income	299	443	683	863
Gain/(loss) on disposal of subsidiaries	1,233	—	1,234	(168)

Income before income taxes	2,042	713	1,037	10,592
Less: Income tax expense	1,907	486	2,459	3,812

Income/(loss) before loss in equity method investments	135	227	(1,422)	6,780
Loss from equity method investment	(67)	(117)	(291)	(239)

Net income/(loss)	68	110	(1,713)	6,541
Less: Net income /(loss) attributable to non-controlling interest	226	(89)	(93)	(574)
Increase/(decrease) in redeemable non-controlling interest	(716)	—	169	—

Net income/(loss) attributable to ordinary shareholders of RYB	558	199	(1,789)	7,115

Net income /(loss) per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	0.02	0.01	(0.06)	0.29
Diluted	0.02	0.01	(0.06)	0.27
Net income /(loss) per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	0.02	0.01	(0.06)	0.29
Diluted	0.02	0.01	(0.06)	0.27

Weighted average shares used in calculating net income/(loss) per ordinary share
Basic	29,213,801	29,213,801	29,213,801	24,735,445
Diluted	30,874,121	31,678,204	29,213,801	26,566,657

Note 1: Each ADS represents one Class A ordinary share.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Net income/(loss)	68	110	(1,713)	6,541
Other comprehensive income/(loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	1,458	115	(983)	410
Total comprehensive income/(loss)	1,526	225	(2,696)	6,951
Less: Comprehensive income/(loss) attributable to non-controlling interest	430	(120)	(171)	(566)
Comprehensive income/(loss) attributable to RYB Education, Inc.	1,096	345	(2,525)	7,517

RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017

Operating income/(loss)	(134)	(165)	(3,027)	9,334
Share-based compensation expenses	1,211	1,654	6,747	3,990
Adjusted operating income	1,077	1,489	3,720	13,324

Net income/(loss) attributable to ordinary shareholders of RYB Education, Inc.	558	199	(1,789)	7,115
Increase/(decrease) in redeemable non-controlling interest	(716)	—	169
Share-based compensation expenses	1,211	1,654	6,747	3,990
Adjusted net income attributable to ordinary shareholders of RYB Education, Inc.	1,053	1,853	5,127	11,105

Net income/(loss)	68	110	(1,713)	6,541
Add: Income tax expense	1,907	486	2,459	3,812
Depreciation and amortization	2,360	1,668	8,059	6,099
EBITDA	4,335	2,264	8,805	16,452
Share-based compensation expenses	1,211	1,654	6,747	3,990
Adjusted EBITDA	5,546	3,918	15,552	20,442

Net income/(loss) per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	0.02	0.01	(0.06)	0.29
Net income/(loss) per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	0.02	0.01	(0.06)	0.27

Adjusted net income per ADS attributable to ordinary shareholders of RYB Education, Inc.- Basic (Note1)	0.04	0.06	0.18	0.45
Adjusted net income per ADS attributable to ordinary shareholders of RYB Education, Inc.- Diluted (Note1)	0.03	0.06	0.16	0.42

Weighted average shares used in calculating basic net income/adjusted net income per ADS(Note1)	29,213,801	29,213,801	29,213,801	24,735,445
Weighted average shares used in calculating diluted net income/(loss) per ADS(Note1)	30,874,121	31,678,204	29,213,801	26,566,657
Weighted average shares used in calculating diluted adjusted net income per ADS(Note1)	30,874,121	31,678,204	31,437,498	26,566,657

Adjusted net income per share attributable to ordinary shareholders of RYB Education, Inc. - Basic	0.04	0.06	0.18	0.45
Adjusted net income per share attributable to ordinary shareholders of RYB Education, Inc. - Diluted	0.03	0.06	0.16	0.42

Note 1: Each ADS represents one Class A ordinary share.